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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                           NORTHWEST BANCORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   667337109
        _______________________________________________________________
                                (CUSIP Number)

                       FREDERICK M. SCHUNTER, PRESIDENT,
              421 W. RIVERSIDE, SPOKANE, WA 99201 (509) 456-8888
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 18, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are nor required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 667337109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FREDERICK M. SCHUNTER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) N/A
                                                                (b) N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF; BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          82,113/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          82,113/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      82,113/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
12    INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------



     /1/ Represents (i) 66,411 shares of common stock beneficially owned by Mr. Schunter together with (ii) in accordance with Rule 13.d-3(d), 15,702 shares of common stock which Mr. Schunter has the right to acquire pursuant to vested increments of employee stock options.

     /2/ This percentage is based upon a number of outstanding shares set forth in the most recent financial statement (i) prepared by the Issuer for presentation to its Board of Directors at its next meeting on February 15, 2000 (1,5275,127 as of January 18, 2000) which Mr. Schunter has no reason to believe is not current and (ii) the 15,702 shares which Mr. Schunter has the right to acquire pursuant to the employee stock options, which shares therefore are deemed to be outstanding in accordance with Rule 13.d-3(d).

     Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is common stock, without par value, of the Issuer, Northwest Bancorporation, Inc. The address of the Issuer is 421 West Riverside Avenue, Spokane, Washington 99201.

     Item 2.   Identity and Background

     a.   Frederick M. Schunter.

     b.   421 West Riverside Avenue, Spokane, Washington 99201.

     c. President and Chief Executive Officer of Northwest Bancorporation, Inc., 421 West Riverside Avenue, Spokane, Washington 99201 and President and Chief Executive Officer of Inland Northwest Bank, a wholly-owned banking subsidiary of the Issuer.

     d.   No criminal convictions.

     e. Not a party to any civil proceedings pertaining to federal or state securities laws within the last five years.

     f.   U.S.A. citizen.

     Item 3.   Source and Amount of Funds or Other Consideration

     The 66,411 shares of common stock owned beneficially and of record by Mr. Schunter were acquired with personal funds and with funds borrowed from Key Bank of Washington in the ordinary course of business for that bank on April 24, 1989, June 10, 1997, and January 14, 2000, respectively. The loan made on April 24, 1989 has been paid in full. Payment of the loans made June 10, 1997 and January 14, 2000 have been secured by a pledge of 33,266 shares of common stock of the Issuer.

     Item 4.   Purpose of Transaction

     The shares of common stock and warrants were acquired for investment purposes. Except for actions which may be proposed to the Board of Directors by Mr. Schunter from time to time in his capacity as President and Chief Executive Officer, Mr. Schunter has no current plans or proposals which relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer

     a. Mr. Schunter beneficially owns 82,113/1/ shares, constituting 5.2%/2/ of the outstanding shares of common stock of the Company.


     b.   Sole Voting Power: 82,113/1/.
                             ---------

          Sole Dispositive Power: 82,113/1/.
                                  ---------

     c.   None.

     d.   Not applicable.

     e.   Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

---------------------

     /1/ Represents (i) 66,411 shares of common stock beneficially owned by Mr. Schunter together with (ii) in accordance with Rule 13.d-3(d), 15,702 shares of common stock which Mr. Schunter has the right to acquire pursuant to vested increments of employee stock options.

     /2/ This percentage is based upon a number of outstanding shares set forth in the most recent financial statement (i) prepared by the Issuer for presentation to its Board of Directors at its next meeting on February 15, 2000 (1,5275,127 as of January 18, 2000) which Mr. Schunter has no reason to believe is not current and (ii) the 15,702 shares which Mr. Schunter has the right to acquire pursuant to the employee stock options, which shares therefore are deemed to be outstanding in accordance with Rule 13.d-3(d).

     Item 7.   Material to Be Filed as Exhibits

     Exhibit 7.1 Promissory Note dated January 14, 2000.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2000


Signatures: /s/ Frederick M. Schunter
           ---------------------------
              Frederick M. Schunter


     Attention: International misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).